sage GROUP

RECEIVED
2005 NOV 14 P 2:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

24 October 2005

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street
Washington
D.C. 20549

Attention : Filings Desk

SUPPL

Dear Sir

Re: Sage Group Limited – File No. 82-4241
Submission Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934

We refer to the above and enclose a copy of the notification of termination of the ADR facility Sage Group Limited.

Please acknowledge receipt of this by stamping the enclosed copy of this letter and returning it to ourselves.

A stamped return envelope is enclosed for your convenience.

Yours sincerely

D.B. GREEN

PROCESSED
NOV 15 2005
THOMSON FINANCIAL

Received by: ____________________ Date: ____________________

U:\EElsmore\SEC USA.doc

Sage Centre
10 Fraser Street Johannesburg 2001
Post Office Box 7755
Johannesburg 2000
Tel (011) 377 5000
Fax (011) 834 2107
E-mail info@sage.co.za
Website www.sage.co.za

Deutsche Bank Trust Company Americas

Trust & Securities Services
Global Equity Services

To: Holders of American Depositary Receipts (ADRs)
Evidencing American Depositary Shares (ADSs)
Representing ordinary shares of Sage Group Ltd

Re: Termination of the ADR facility SageGroup Ltd Cusip 786631200

Sage Group Ltd has advised Deutsche Bank Trust Company Americas of its intention to terminate its ADR facility in accordance with Section 6.02 of the Deposit Agreement dated as of January 15, 1996 between Deutsche Bank Trust Company (the "Depositary"), Sage Group Ltd ("Sage") and the holders from time to time of ADRs issued thereunder. In accordance with Section 6.02 of said Deposit Agreement, the Depositary hereby informs all Holders of the termination of the Deposit Agreement and the ADR facility created thereby as of the close of business on January 5, 2006 ("the Termination Date").

As previously advised Sage announced a Scheme of Arrangement whereby holders of ordinary shares received up to ZAR 1.75 per share, comprising of an initial payment of ZAR 1.42 and a potential maximum payment of an additional ZAR 0.33 per share. The cash distribution from Sage resulted in a US dollar payment on or about September 20, 2005 in the amount of US $0.6436, net of US $0.02 per ADS depositary fee, paid to DR holders of record on September 9, 2005. As previously noticed, the payment of up to ZAR 0.33 per share will only be made by Sage after potential tax liabilities have been resolved, assuming funds remain.

If a further payment of up to ZAR 0.33 per share is received by the Depositary, the Depositary will convert any amounts received, and make payment thereof, less the fees and expenses of the Depositary, to the Holders of record on the Termination Date.

Please contact the undersigned should you have any questions at 212 250 1504.

Sincerely,

Beverly George
Deutsche Bank Trust Company Americas
As Depositary
October 13, 2005